UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Earnings Press Release and Report for Quarter and Six Months Ended June 30, 2018

On August 21, 2018, Gazit-Globe Ltd. (the “Company” or “Gazit”) issued a press release reporting its financial results for the quarter and six months ended June 30, 2018. An English translation of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Gazit’s comprehensive quarterly report for the quarter and six months ended June 30, 2018, which includes Gazit’s directors’ report, an updated description of its business, its consolidated and unconsolidated financial statements (including notes thereto) and its report on the effectiveness of internal control over financial reporting, is furnished as Exhibit 99.2 to this Form 6-K.

Quarterly Dividend Declaration

On August 20, 2018, the Board of Directors of Gazit-Globe Ltd. (the “Company” or “Gazit”) approved a quarterly dividend distribution to the holders of the Company’s common shares, par value 1 New Israeli Shekel (“NIS”) per share (“Common Shares”), in an amount of NIS 0.38 per share and an aggregate amount of approximately NIS 72.9 million, pursuant to the Company’s current dividend distribution policy. The dividend will be payable on October 2, 2018, to all shareholders of record of the Company’s ordinary shares as of September 17, 2018.

As previously reported in connection with the dividend paid in respect of the Company’s results for the fourth quarter of 2017 and the first quarter of 2018, in March 2018, the Company came to an agreement with the Israeli Tax Authority (the “ITA”) concerning the mechanism for tax withholding at source on the payment of dividends through stock exchanges outside of Israel for shareholders entitled to an Israeli tax rate below 25% in accordance with the tax treaty between their country of residence and Israel (to the extent applicable). Towards that end, the Company has appointed IBI Trustee Management (from He'had Ha'am 9, Tel-Aviv, telephone: +972-50-620-9410). For details concerning required actions and documentation, and in order to receive a tax refund and to learn the required timing for doing so, please contact the trustee at IBI-CM@IBI.co.il. The Company clarifies that it will continue to withhold tax at source at a rate of 25% on dividends paid to shareholders who hold their shares on stock exchanges outside of Israel (i.e., Toronto and New York). To the extent that a shareholder is entitled to a reduced tax rate, in accordance with the conditions set by the ITA, the refund will be paid via the trustee.

For dividends paid to shareholders holding their shares through the Nominee Company of Bank HaPoalim, the usual tax withholding rules will continue to apply in accordance with the Israeli Income Tax Regulations (Withholding From Interest, Dividends and Certain Profits), 5766-2005.

Shareholders whose shares are traded outside of Israel, please visit the Company's website at the link below:

http://gazitglobe.com/media/4030/tax.pdf

Conference Call Presentation

Gazit’s senior management is holding an investors’ conference call and live webcast on August 21, 2018, to review and discuss (in English) Gazit’s financial results for the second quarter and first half of 2018.

The conference call and live webcast began at 10:00 am Eastern Time /4:00 pm Central European Time/ 5:00 pm Israel Time. Shareholders, analysts and other interested parties may access the conference call by dialing 1-866-860-9642 (U.S.), 1-866-485-2399 (Canada), 0800 051-8913 (U.K.), +972-3-918-0691 (International/Israel), or on the Company’s website— www.gazit-globe.com. After the completion of the conference call, a recording will be available on the Company’s website. The content of that website is not a part of this Form 6-K, nor is it incorporated by reference herein.

The presentation regarding the Company for that conference call is furnished as Exhibit 99.3 to this Form 6-K.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: August 21, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

2

Exhibit Index

Exhibit No.	Description
99.1	Earnings press release of Gazit-Globe Ltd. for the quarter and six months ended June 30, 2018
99.2	Quarterly report (including consolidated and stand-alone financial statements) of Gazit-Globe Ltd. for the quarter and six months ended June 30, 2018
99.3	Conference call presentation for financial results of Gazit-Globe Ltd. for the quarter and six months ended June 30, 2018

3